RESOLUTION
WOODWARD GOVERNOR COMPANY
BOARD OF DIRECTORS


		WHEREAS, the number of directors of the Company constituting the whole Board of Directors of the Company presently is nine, consisting of three Class I directors, three Class II directors, and three Class III directors;

		WHEREAS, the retirement of Mark E. Leum has reduced the number of Class III directors presently holding office from three to two, and the Board of Directors of the Company desires to reduce the total number of authorized directors from nine to eight until such time as a qualified candidate has been selected to fill the vacancy caused by the retirement of Mark E. Leum;

		NOW, THEREFORE, BE IT AND IT IS HEREBY RESOLVED, that the second sentence of Section 3.2 of Article III of the Bylaws of the Company is amended to read as follows:

		  "The number of directors which shall constitute the whole Board of Directors shall be eight, consisting of three Class I directors, three Class II directors, and two Class III directors."